UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Hellenic Telecommunications Organization S.A.

(Name of Issuer)

Ordinary Shares, of nominal value €2.39 per share

(Title of Class of Securities)

423325950

(CUSIP Number)

Fotios Karatzenis

24 Kifissias Avenue

15125 Marousi Athens

Greece

tel: +30 210 8170131

fax: +30 210 6896333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to

Daniel Epstein
Allen&Overy LLP
One Bishops Square
London E1 6AO
United Kingdom
+44(0)203 088 0000

November 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 423325950

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marfin Investment Group Holdings S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 75,928,065 Ordinary Shares

	8.	Shared Voting Power NA

	9.	Sole Dispositive Power 75,928,065 Ordinary Shares

	10.	Shared Dispositive Power NA

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,928,065 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.49%

14.	Type of Reporting Person (See Instructions) CO

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used in making the purchases was the share capital increase of Marfin Investment Group Holdings S.A. which was resolved by the Ordinary General Meeting of its shareholders on March 29, 2007.

Item 4.	Purpose of Transaction

On September 27, 2007, MIG issued an announcement as follows:

MIG: “OUR PRESENCE IN OTE SHOULD BE ONLY POSITIVE FOR OTE AND FOR THE NATIONAL ECONOMY”

Further to the recent meeting between the Minister of Economy and Finance Mr. G. Alogoskoufis and the Vice Chairman of MIG Mr. A. Vgenopoulos regarding the present situation and the business and strategic prospects of OTE, MIG wishes to advise its shareholders and the investment community as follows:

1.     The investment of MIG in OTE is of a strategic/long term investment nature. The position of MIG in OTE can be increased or decreased depending on changes to the operating environment, stock market conditions and developments in the strategy and performance of OTE.

2.     MIG intends to have an excellent cooperation with the Government with regards to the future of OTE. It is reasonably expected that any strategic decisions of the Government regarding further privatization of OTE will be taken in view of the interests of all shareholders not only from a share price point of view but also in relation to OTE’s future prospects. In this context, we believe that the presence of a new strong shareholder seeking to cooperate fully with the Government will increase OTE’s strategic options and thus it is positive for the organization.

3.     MIG is an active shareholder. It wishes to participate in the Board of Directors of OTE in order to contribute one additional view for the important decisions which have to be taken due to the rapid developments in the Telecom sector. We believe that the Government out of respect to the market and corporate governance rules will not object to such a request which can only influence positively the progress of its own investment.

4.     During the recent meeting with the Minister it seems that there are common views in some issues of major strategic importance.  These issues are the undisputed and full authority of the Government on issues of National Security, the improvement of working conditions and career prospects of employees and the protection and expansion of OTE’s leading position in the area of Southeastern Europe using Greece as a base.

5.     MIG is not taking an opportunistic approach neither is an equity fund seeking quick returns over the short term. MIG is an investment company with long term holdings of a strategic nature and, although its investment program is still at an early stage, it already controls leading companies in health, food and IT sectors and it has made significant investments in tourism and real estate. MIG is a platform of important capital investments mainly from Dubai and from international strategic and institutional investors. Its investments in Greece target the creation of “Greek based regional champions” with leading presence in the greater area of Southeastern Europe which should be greatly beneficial for its personnel, its shareholders but also for the National Economy.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As of November 6, 2007, MIG has acquired 54,155,095 shares as well as voting rights over an additional 21,772,970 shares that it has the right to acquire, or together approximately 15.49% of the Issuer’s Common Stock. This percentage of shares is calculated based on 490,150,389 shares of the Issuer’s Common Stock outstanding as reported in the annual report on Form 20F for the period ending December 31, 2006, which was filed with the SEC on June 28, 2007, which represents the most recent available public filing containing such information.

(c) The following chart sets forth the details of MIG’s transactions in the Securities of the Issuer

Party	Date of purchase or disposition	Number of shares acquired or disposed	Average price per share (€)	Number of shares as to which there is a right to acquire and sole power to direct the vote	Total number of voting rights	% voting rights/share capital	Where and How Effected
MIG	August 16, 2007	25,974,047	22.8303		25,974,047	5.30	Purchased on the Athens Stock Exchange
MIG	August 17, 2007	3,332,214	23.1709		29,306,261	5.98	Purchased on the Athens Stock Exchange
MIG	August 20, 2007	579,631	23.1408		29,885,892	6.0973	Purchased on the Athens Stock Exchange
MIG	August 20, 2007	40,000	23.08		29,925,892	6.1054	Purchased on the Athens Stock Exchange
MIG	August 21, 2007	930,277	23.0590		30,856,169	6.2952	Purchased on the Athens Stock Exchange
MIG	August 22, 2007	516,922	23.2898		31,373,091	6.4007	Purchased on the Athens Stock Exchange
MIG	August 22, 2007	38,000	23.00		31,411,091	6.4084	Purchased on the Athens Stock Exchange
MIG	August 23, 2007	2,681,941	23.2149		34,093,032	6.9556	Purchased on the Athens Stock Exchange
MIG	August 24, 2007	232,900	23.00		34,325,932	7.0031	Purchased on the Athens Stock Exchange
MIG	August 27, 2007	- 15,000	23.50		34,310,932	7.0000	Purchased on the Athens Stock Exchange
MIG	August 29, 2007	210,161	23.40		34,521,093	7.0429	Purchased on the Athens Stock Exchange
MIG	August 30, 2007	4,033,479	23.30		38,554,572	7.8659	Purchased on the Athens Stock Exchange
MIG	August 31, 2007	135,306	23.30		38,689,878	7.8935	Purchased on the Athens Stock Exchange
MIG	September 3, 2007	3,832,126	23.9755		42,522,004	8.6753	Purchased on the Athens Stock Exchange
MIG	September 4, 2007	607,848	23.5682		43,129,852	8.7993	Purchased on the Athens Stock Exchange
MIG	September 4, 2007	100,000	23.50		43,229,852	8.8197	Purchased on the Athens Stock Exchange
MIG	September 5, 2007	4,901,582	23.5807		48,131,434	9.8197	Purchased on the Athens Stock Exchange
MIG	September 6, 2007	600,000	23.2586		48,731,434	9.9421	Purchased on the Athens Stock Exchange
MIG	September 7, 2007	90,000	23.2644		48,821,434	9.9605	Purchased on the Athens Stock Exchange
MIG	September 7, 2007	-21,772,970	23.08	21,772,970	48,821,434	9.9605	Purchased on the Athens Stock Exchange
MIG	September 10, 2007	100,000	23.2361		48,921,434	9.9809	Purchased on the Athens Stock Exchange
MIG	September 14, 2007	4,039,293	23.3490		52,960,727	10.805	Purchased on the Athens Stock Exchange
MIG	September 17, 2007	1,270,000	23.80		54,230,727	11.0641	Purchased on the Athens Stock Exchange
MIG	September 19, 2007	-505,918	24.7485		53,724,809	10.9609	Purchased on the Athens Stock Exchange
MIG	September 24, 2007	1,747,563	24.6687		55,472,372	11.3174	Purchased on the Athens Stock Exchange
MIG	September 25, 2007	478,441	24.9501		55,950,813	11.4150	Purchased on the Athens Stock Exchange
MIG	September 27, 2007	688,420	25.6911		56,639,233	11.5555	Purchased on the Athens Stock Exchange
MIG	September 28, 2007	2,291,110	25.8499		58,930,343	12.0229	Purchased on the Athens Stock Exchange
MIG	October 1, 2007	214,769	25.9927		59,145,112	12.0667	Purchased on the Athens Stock Exchange
MIG	October 2, 2007	-46,375	26.0756		59,098,737	12.057	Purchased on the Athens Stock Exchange
MIG	October 3, 2007	1,085,122	25.6547		60,183,859	12.27865	Purchased on the Athens Stock Exchange
MIG	October 4, 2007	941,036	25.5399		61,124,895	12.47064	Purchased on the Athens Stock Exchange
MIG	October 5, 2007	2,224,655	25.6375		63,349,550	12.9245	Purchased on the Athens Stock Exchange
MIG	October 5, 2007	20,000	25.18		63,369,550	12.9286	Purchased on the Athens Stock Exchange
MIG	October 9, 2007	158,557	25.60		63,508,107	12.957	Purchased on the Athens Stock Exchange
MIG	October 10, 2007	138,803	25.5088		63,666,910	12.99	Purchased on the Athens Stock Exchange
MIG	October 11, 2007	292,134	25.8460		63,959,044	13.049	Purchased on the Athens Stock Exchange
MIG	October 12, 2007	-690,854	26.7275		63,268,190	12.91	Purchased on the Athens Stock Exchange
MIG	October 16, 2007	1,405,064	25.7509		64,673,254	13.19	Purchased on the Athens Stock Exchange
MIG	October 17, 2007	793,957	25.7582		65,467,211	13.36	Purchased on the Athens Stock Exchange
MIG	October 18, 2007	724,690	25.4869		66,191,901	13.5	Purchased on the Athens Stock Exchange
MIG	October 19, 2007	481,554	25.8868		66,673,455	13.6	Purchased on the Athens Stock Exchange
MIG	October 22, 2007	516,020	25.6760		67,189,475	13.71	Purchased on the Athens Stock Exchange
MIG	October 23, 2007	1,156,138	25.6819		68,345,613	13.94	Purchased on the Athens Stock Exchange
MIG	October 24, 2007	307,390	25.7469		68,653,003	14.0065	Purchased on the Athens Stock Exchange
MIG	October 24, 2007	45,000	25.46		68,698,003	14.0157	Purchased on the Athens Stock Exchange
MIG	October 25, 2007	1,867,720	25.4613		70,565,723	14.397	Purchased on the Athens Stock Exchange
MIG	October 26, 2007	1,289,669	25.3018		71,855,392	14.66	Purchased on the Athens Stock Exchange
MIG	October 29, 2007	541,747	25.3760		72,397,139	14.77	Purchased on the Athens Stock Exchange
MIG	October 30, 2007	243,558	25.2389		72,640,697	14.82	Purchased on the Athens Stock Exchange
MIG	October 31, 2007	526,795	25.32		73,167,492	14.93	Purchased on the Athens Stock Exchange
MIG	November 1, 2007	540,000	25.2567		73,707,492	15.0377	Purchased on the Athens Stock Exchange
MIG	November 1, 2007	80,000	25.22		73,787,492	15.054	Purchased on the Athens Stock Exchange
MIG	November 2, 2007	660,208	25.12		74,447,700	15.19	Purchased on the Athens Stock Exchange
MIG	November 5, 2007	472,000	25.1548		74,919,700	15.285	Purchased on the Athens Stock Exchange
MIG	November 6, 2007	808,365	25.0975		75,728,065	15.45	Purchased on the Athens Stock Exchange
MIG	November 6, 2007	200,000	25.06		75,928,065	15.49	Purchased on the Athens Stock Exchange

(d) Not applicable. (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

MIG is entitled to acquire pursuant to the terms of a financial instrument (total return equity swap) 21,772,970 shares of the Issuer, or 4.4421% of the Issuer’s Common Stock, with the relevant voting rights exercised pursuant to the Company’s instructions.

With the exception of the total return equity swap agreement that MIG has entered into, to the knowledge of MIG and its officers and directors, there are no other contracts, arrangements, understandings or relationships among and between MIG, the persons named in Schedule A and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.     Agreement of September 6, 2007 between Commerzbank and Marfin Investment Group Holdings SA regarding the Total Return Swap Transaction in respect of ordinary shares in Hellenic Telecommunications Organization SA

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies as of November 7, 2007 that the information set forth in this statement is true, complete and correct.

Marfin Investment Group Holdings S.A.

By:	/s/ Georgios Efstratiades
Name:	Georgios Efstratiades
Title:	Member of the Board of Directors and General Manager